TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 23, 2020

Dear Sir, Madam,

Subject- Company statement

In continuation to our press release titled "D. N. Prahlad steps off Infosys Board with effect from April 20, 2020 "dated April 20, 2020, this is to confirm that the Company has received a confirmation from D N Prahlad that there are no other material reasons for his resignation than stated in the above referred press release.

This confirmation is provided as required under Clause 7 B, Part A of Schedule III of the SEBI Listing Regulations. Kindly take the above information on record.

The information will also be made available on the company website www.infosys.com. This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

To
Infosys Limited
Bengaluru

April 22, 2020

Dear All,

This is to confirm that there are no other material reasons other than those mentioned in the Infosys press release titled "D. N. Prahlad steps off Infosys Board with effect from April 20, 2020" dated April 20, 2020. I have resigned to devote more time for my other business commitments with effect from April 20, 2020.

This confirmation is provided as required under Clause 7 B, Part A of Schedule III of the SEBI Listing Regulations. Kindly take the above information on record and inform the stock exchanges as required.

Regards,

D.N. Prahlad

Prahlad. D. N.

DIN 00504146

Date:- 23. APR. 2020